UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2021

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in accordance with the provisions of the Securities Market legislation, communicates the following:

INSIDE INFORMATION

It is planned to submit for the consideration of the corresponding BBVA governing bodies a cash distribution of 0.059 euros gross per share as shareholders’ distributions in relation to the Group’s results in 2020, subject to the prior obtention of the corresponding authorizations, all in accordance with the provisions of the recommendation of the European Central Bank of 15 December 2020, number ECB/2020/62 (the “Recommendation”), on dividend payments during the COVID-19 pandemic.

Likewise, and as a continuation of the Inside Information of 30 April 2020 (with registration number 199), BBVA communicates its intention to return in 2021 to its shareholder remuneration policy, communicated through relevant event number 247679 on 1 February 2017, consisting of annually distributing between 35% and 40% of the profits obtained in each year, entirely in cash, through two distributions (expected in October and April and subject to the pertinent approvals), when the Recommendation is revoked and no additional restrictions or limitations are in place.

Madrid, 29 January 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: January 29, 2021	By:	/s/ Javier Malagón Navas
Name: Javier Malagón Navas
Title: Performance Management & Capital Director